Exhibit 99.1
ARRANGEMENT AGREEMENT
AMONG
GLAMIS GOLD LTD.
- and -
WESTERN SILVER CORPORATION
- and -
WESTERN COPPER CORPORATION
Dated as of February 23, 2006

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2

Definitions	2
Interpretation	11
Entire Agreement	12
Currency	12
Time	12
Schedules	13
Knowledge	13
Accounting Principles	13

ARTICLE 2 THE ARRANGEMENT	13

Implementation Steps by Western	13
Western Information Circular and Related Materials	14
Interim Order	14
Western Stock Options	15
Deliveries to the Depository	16
Transmittal Letters	16
Pre-Closing	16
Filing of Final Order	16
Arrangement and Closing	17
Securities and Corporate Compliance	17
Preparation of Filings	17
Dissenting Shares	18
Glamis Approvals	18
Western Approvals	18
Post-Closing Obligations	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES	20

Representations and Warranties of Western	20
Representations and Warranties of Glamis	20
Representations and Warranties of Western Copper	20

ARTICLE 4 NON-WAIVER; SURVIVAL	21

Non-Waiver	21
Nature and Survival	21

ARTICLE 5 COVENANTS	21

Consultation With Respect to News Releases	21
Western’s Covenants	21
Covenants of Glamis	23
Covenants of Western Copper	24
Mutual Covenants	24
Western’s Covenants Regarding Non-Solicitation	25
Notice by Western of a Superior Proposal Determination	27
Access to Information and Confidentiality	28

ARTICLE 6 REMEDIES	29

Availability of Equitable Remedies	29

ARTICLE 7 CONDITIONS	29

Mutual Conditions	29
Conditions Precedent to the Obligations of Glamis	30

-ii-

Conditions Precedent to the Obligations of Western and Western Copper	31
Notice and Cure Provisions	33
Satisfaction of Conditions	33

ARTICLE 8 AMENDMENT	34

Amendment	34
Mutual Understanding Regarding Amendments	34
Cooperation on Structure	34

ARTICLE 9 TERMINATION AND COMPENSATION	35

Termination	35
Effect of Termination	35
Expenses and Termination Fees	36

ARTICLE 10 GENERAL	37

Notices	37
Time of Essence	38
Further Assurances	38
Governing Law	39
Execution in Counterparts	39
Enurement and Assignment	39
Schedule 1 – Plan of Arrangement
Schedule 2 – Representations and Warranties of Western
Schedule 3 – Representations and Warranties of Glamis
Schedule 4 – Representations and Warranties of Western Copper
Schedule 5 – Organizational Chart of Western
Schedule 6 – Organizational Chart of Glamis
Schedule 7 – Directors and Senior Officers of Western

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT is made as of the 23rd day of February, 2006,

AMONG:
GLAMIS GOLD LTD., a company existing under the laws of the Province of British Columbia

(“Glamis”)
AND:
WESTERN SILVER CORPORATION, a corporation existing under the laws of the Province of British Columbia

(“Western”)
AND:
WESTERN COPPER CORPORATION, a corporation existing under the laws of British Columbia

(“Western Copper”)
WHEREAS:
(A) Glamis and Western are proposing to carry out a transaction pursuant to which Glamis will acquire all of the issued and outstanding shares of Western;
(B) Glamis and Western intend that the acquisition of Western by Glamis be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);
(C) Western Copper is a wholly-owned subsidiary of Western; and
(D) Concurrent with Glamis’ acquisition of Western, certain assets currently held by Western will be transferred to Western Copper and the shareholders of Western will also receive shares of Western Copper.
THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION
Definitions
1.1 Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the meanings set out below and in addition certain other words and terms are defined in the Plan of Arrangement:
“Acquisition Proposal” means a bona fide inquiry, offer or proposal made to Western from a Person or Persons with whom Western deals at arm’s length, other than the Arrangement as contemplated by this Agreement:
(a)	for a merger, amalgamation, arrangement or take-over involving Western,

(b)	for an acquisition of any Western Shares,

(c)	for a sale of all or substantially all of Western’s assets,

(d)	to enter into one or more joint ventures or similar transactions involving Western or one or more of the Western Subsidiaries or their mineral properties,

(e)	for the issuance of any Western Shares other than as contemplated by this Agreement,

(f)	for the sale of any Western Subsidiary,

(g)	for the sale of any mineral properties or other assets of Western or of any Western Subsidiary,

(h)	for the adoption of any plan of liquidation or dissolution of, affecting or involving Western or any Western Subsidiary, or

(i)	for any similar transaction affecting or involving Western or any Western Subsidiary, other than pursuant to the Arrangement;
“Affiliate” has the meaning ascribed to it in the Securities Act (British Columbia), as amended;
“Amex” means the American Stock Exchange;
“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA on the terms set forth in the Plan of Arrangement which is attached hereto as Schedule 1;
“Arrangement Agreement” or “Agreement” means this arrangement agreement and any amendment or variation hereto made in accordance with Article 8, including all Schedules hereto and any instrument or agreement supplementary or ancillary hereto;

“BCBCA” means the Business Corporations Act (British Columbia), as now enacted and as amended, and the regulations thereto;
“Board of Directors” means the board of directors of Glamis or Western, as the case may be, as constituted from time to time;
“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia;
“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any of such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes;
“Circular” means the notice of the Western Meeting and accompanying management information circular, including all schedules thereto and documents incorporated by reference therein, to be sent to holders of Western Shares in connection with the Western Meeting and includes any amendments thereto;
“Claims” means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;
“Confidentiality Agreement” means the agreement entered into by Glamis and Western dated December 21, 2005;
“Contracts” means all contracts, licences, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;
“Court” means the Supreme Court of British Columbia;
“Depository” means Computershare Investor Services Inc.;
“Dissenting Shareholder” means a holder of Dissenting Shares;
“Dissenting Shares” will have the meaning ascribed to it in §2.12;
“EDGAR” means the Electronic Data Gathering Analysis and Retrieval system of the SEC;
“Effective Date” means the date stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;
“Effective Time” means the time stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;

“Encumbrance” means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
“Environment” means the environment or natural environment as defined in any Environmental Law and includes, without limitation, air, surface, water, ground water, land surface, soil, subsurface strata, a sewer system and the environment in the workplace;
“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses, including the control or ownership of leased property or Real Property;
“Environmental Laws” means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;
“Exchange Ratio” means 0.688 of a Glamis Share for each one Class A Share (as defined in the Plan of Arrangement);
“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Glamis” means Glamis Gold Ltd., a company existing under the laws of the Province of British Columbia together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;
“Glamis Balance Sheet” means the consolidated balance sheet of Glamis as at December 31, 2005, forming part of the Glamis Financial Statements;
“Glamis Disclosure Documents” means, collectively, all documents published or filed by Glamis with the securities regulatory authorities in Canada and the SEC, in each case since the commencement of Glamis’ current fiscal year regardless of whether or not such document is required to be published or filed under Canadian Securities Laws or U.S. Securities Laws;
“Glamis Financial Statements” means the audited consolidated financial statements of Glamis for the fiscal period ended December 31, 2005 consisting of the Glamis Balance Sheet and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, and all notes thereto;
“Glamis New Options” means share purchase options of Glamis that will be issued by Glamis in accordance with the Plan of Arrangement;

“Glamis Shares” means the common shares without par value in the capital of Glamis;
“Glamis Subsidiaries” means Glamis Gold, Inc. and its wholly-owned subsidiaries: Glamis Rand Mining Company, Glamis Marigold Mining Company and Glamis Imperial Corporation, Glamis de Mexico S.A. de C.V., Minerales Entre Mares de Honduras S.A., Entre Mares de Guatemala S.A., Montana Exploradora de Guatemala S.A., Minas de la Alta Pimeria, S.A. de C.V., Peridot S.A. de C.V., Glamis Holdings (Cayman) Ltd. and International Mineral Finance Corporation;
“Glamis Warrant” means the share purchase warrant to be issued by Western Copper to Glamis pursuant to §2.15(a);
“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, Notice of Articles, articles, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such Person;
“Governmental Authorizations” means all authorizations, approvals, including Environmental Approvals, licences, permits, certificates, waivers, consents or franchises issued by any Governmental Entity or under applicable Laws;
“Governmental Entity” means any domestic or foreign legislative, executive, judicial or administrative body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;
“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law and includes any constituents or breakdown product related to such material, substance or good;
“Intellectual Property” means all patents, copyrights, registered and unregistered trade-marks, service marks, domain names, trade-names, logos, commercial symbols, industrial designs (including applications for all of the foregoing and renewals, divisions, extensions and reissues, where applicable, relating thereto), inventions, licences (other than Software Licences), trade secrets, patterns, drawings, computer software, formulae, technical information, research data, concepts, methods, procedures, designs, know-how, and all other intellectual property, whether registered or not, owned by, licensed to or used by a person or any of its Subsidiaries;
“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Western Meeting, as the same may be amended;
“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
“Letter Agreement” means the letter agreement between Glamis and Western dated February 23, 2006 pertaining to the Transaction;
“Material” means, when used in respect to the affairs of a Person, an event, occurrence or fact concerning the business, operations, capital, assets, liabilities or financial condition of the Person, on a consolidated basis, that would reasonably be expected to influence a reasonable investor in whether or not to invest in the securities of the Person;
“Material Adverse Change” means, in relation to a Person, any change (or changes in the aggregate), or any condition, event or development involving a prospective change, in the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person or any of its Subsidiaries, which is Materially adverse to it and its Subsidiaries taken as a whole, provided, however, that a Material Adverse Change shall not include any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person; (c) precious metals mining industry generally, including any decrease in the price of precious metals; or (d) the state or condition of securities or capital markets in general;
“Material Adverse Effect” when used in relation to a Person means any matter, condition, event, development or action that has, or would reasonably be expected to have, a Material and adverse effect upon the business, operations, affairs, assets, properties, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, results of operations, cash flows, condition (financial or otherwise), licenses, permits, rights or privileges of the Person and any of its Subsidiaries, taken as a whole, provided, however, that a Material Adverse Effect shall not include any change, effect, event or occurrence relating to: (a) general political, financial or economic conditions; (b) variations in the market prices of securities of such Person in relation to such Person or (c) precious metals mining industry generally, including any decrease in the price of precious metals; or (d) the state or condition of securities or capital markets in general;
“Material Change” has the meaning ascribed thereto in the Securities Act;
“Material Contract” in respect of a Person means:
(a) any Contract involving aggregate payments to or by the Person or any of its Subsidiaries in excess of $250,000;

(b) any Contract with annual payments to or by the Person or any of its Subsidiaries in excess of $100,000, with a term or commitment to or by the Person or any of its Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 30 days notice or which is outside the ordinary course of business; and
(c) any other Contract which is Material to the Person or any of its Subsidiaries;
“Material Fact” has the meaning ascribed thereto in the Securities Act;
“Misrepresentation” has the meaning set out in the Securities Act;
“NYSE” means the New York Stock Exchange;
“Parties” means Glamis, Western and Western Copper and “Party” means any one of them;
“Permitted Encumbrances” means:
(a) the reservations, limitations, provisos and conditions expressed in the original grant (provided the same have been complied with) and any statutory exceptions to title;
(b) liens or charges for which a claim has been registered or notice has been given, but which relate to obligations neither due nor delinquent and which the applicable Person is contesting in good faith, provided that the applicable Person has provided security therefor which is adequate;
(c) easements, servitudes, rights of way and other similar rights and agreements which do not and will not, in the aggregate have a Material Adverse Effect on the value of the applicable Real Property or materially impair the use of the applicable Real Property for the purpose for which it is used; defects or irregularities in title which are of a minor nature and do not and will not, in the aggregate have a Material Adverse Effect on the value of the applicable Real Property or impair the use of the applicable Real Property for the purpose for which it is used;
(d) liens for Taxes not yet due or liens for Taxes which are due but the validity of which are being contested in good faith by the applicable Person, provided that the applicable Person has provided security which is necessary to avoid any lien, charge or Encumbrance arising with respect thereto; and
(e) zoning and building by-laws and ordinances, municipal by-laws and regulations, development agreements and restrictive covenants which do not and will not have a Material Adverse Effect or impair the use of the applicable Real Property for the purpose for which it is used by the applicable Person, provided that all of the foregoing are being complied with in all Material respects;

“Person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Glamis or Western;
“Plan of Arrangement” means the plan of arrangement as set forth in Schedule 1 to this Agreement as amended or supplemented from time to time;
“Real Property” means all lands owned, purported to be owned, or leased by a Person and its Subsidiaries and all plants, buildings, structures, erections, improvements, appurtenances and fixtures (other than tenant’s fixtures) situate on or forming part of such lands;
“Registrar” means the Registrar under the BCBCA;
“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected;
“Release” has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;
“Remedial Order” means any administrative complaint, direction, order or sanction issued, filed or imposed by any Governmental Entity pursuant to any Environmental Laws and includes, without limitation, any order requiring any remediation, clean-up, investigation, monitoring or other action relating to any Hazardous Substance, or requiring that any Release be remediated or any other activity be reduced, modified or eliminated;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (British Columbia), as amended;
“Securities Laws” means, collectively, all applicable Canadian provincial and territorial securities Laws, U.S. Securities Laws, the “blue sky” or securities Laws of the states of the United States, and any other applicable securities Laws;
“Securities Regulators” means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada and the SEC;
“SEDAR” means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;
“Software” means computer software, data or related documentation in any form including object code or source code format and in any media including firmware;

“Software Licences” means any agreements pursuant to which a Person enjoys the right to use, access, copy or exercise any other rights in respect of Software whether such agreement is physically signed or is in “shrinkwrap” or “click-wrap” form or any other form including electronic form;
“Stock Exchanges” means the TSX, the NYSE and Amex;
“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;
“Superior Proposal” means a written unsolicited Acquisition Proposal made to Western before the Western Shareholder Approval, which the Board of Directors of Western in its good faith reasonable judgment after consultation with its legal advisors and upon the written advice of its financial advisor, determines will, if consummated, be more favourable to the holders of the Western Shares than the Offer, and where:
(i) the Acquisition Proposal would, if consummated in accordance with its terms provide consideration having a value per Western Share greater than the value of the consideration per Western Share provided by the Transaction,
(ii) is not subject to any extraordinary due diligence, financing or access condition,
(iii) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal); and
(iv) does not provide for the payment of any break, termination or other fees or expenses to be paid to the other party in the event that Western’s Shareholders vote against or otherwise turn down the Acquisition Proposal and Western subsequently completes a business combination transaction with Glamis.
“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, non-resident withholding taxes, employment insurance, social insurance taxes (including Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;
“Termination Date” means September 30, 2006;
“Transaction” means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;
“Transaction Documents” means collectively, this Agreement, the Plan of Arrangement and any Schedules attached hereto and thereto and the voting and standstill agreement referred to in the Letter Agreement;
“Transmittal Letter” means the letter of transmittal to be sent by Glamis to holders of Western Shares for use in connection with the Arrangement;
“TSX” means the Toronto Stock Exchange;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Securities Laws” means the applicable blue sky or securities legislation in the United States or any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act and the rules and regulations of the SEC thereunder;
“Western” means Western Silver Corporation, a company existing under the laws of the Province of British Columbia together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;
“Western Arrangement Resolution” means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the Western Meeting;
“Western Balance Sheet” means the consolidated balance sheet of Western as at September 30, 2005, forming part of the Western Financial Statements;
“Western Copper” means Western Copper Corporation, a company existing under the laws of British Columbia;
“Western Copper Shares” means common shares without par value in the capital of Western Copper;
“Western Copper Options” means share purchase options of Western Copper that will be issued by Western Copper in accordance with the Plan of Arrangement;
“Western Disclosure Documents” means, collectively, all documents published or filed by Western with the securities regulatory authorities in Canada and the SEC, in each case since the commencement of Western’s current fiscal year regardless of whether or not such document is required to be published or filed under Canadian Securities Laws or U.S. Securities Laws;
“Western Employees” means all persons employed or retained by Western or its Subsidiaries, including, for greater certainty, those employees on long term disability leave or any other leaves of absence;
“Western Financial Statements” means the audited consolidated financial statements of Western for the fiscal period ended September 30, 2005 consisting of the Western Balance Sheet and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the year ended September 30, 2005 and the unaudited consolidated balance sheet as at December 31, 2005 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the three months ended December 31, 2005, and all notes thereto;
“Western Meeting” means the special meeting of Western Shareholders to be held to consider the Western Arrangement Resolution, including any adjournment or adjournments thereof;
“Western Share Option Plan” means Western’s 2005 Stock Option Plan dated effective April 4, 2005, which permits grants of stock options to directors, officers, employees and service providers of Western;
“Western Shareholder Approval” means the approval of Western Shareholders of the Western Arrangement Resolution at the Western Meeting in accordance with the Interim Order;
“Western Shareholders” means the holders of Western Shares;
“Western Shares” means the common shares without par value in the capital of Western;
“Western Stock Option” means an option that is outstanding immediately before the Effective Date, to acquire Western Shares pursuant to an option granted under the Western Share Option Plan; and
“Western Subsidiaries” means the corporations and other entities depicted on the chart attached hereto as Schedule 5 which are controlled by Western.
Interpretation
1.2 In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a) the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Arrangement. Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;
(b) the terms “Arrangement Agreement”, “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;
(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;
(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;
(e) the word “including” means “including, without limiting the generality of the foregoing”;
(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and
(g) a reference to the knowledge of a Party means to the best of the knowledge of any of the officers set forth in §1.7 of such Party after due enquiry.
Entire Agreement
1.3 The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Glamis and Western pertaining to the subject matter of this Agreement and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof, provided however, that Schedules to the Letter Agreement which are not attached hereto, constitute notice of the Party who delivered the Schedule to the other Party and in respect of Schedule W-F, constitutes the continuing agreement of Glamis and Western to the contents thereof.
Currency
1.4 All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.
Time
1.5 Unless otherwise indicated, all times expressed herein are local time, Toronto, Ontario.

Schedules
1.6 The following Schedules are attached hereto and form part of this Agreement:

Schedule	Description

Schedule 1	- Plan of Arrangement
Schedule 2	- Representations and Warranties of Western
Schedule 3	- Representations and Warranties of Glamis
Schedule 4	- Representations and Warranties of Western Copper
Schedule 5	- Organizational Chart of Western
Schedule 6	- Organizational Chart of Glamis
Schedule 7	- Directors and Senior Officers of Western
Knowledge
1.7 Any reference to the knowledge of Western will mean to the best of the knowledge, information and belief of F. Dale Corman, Tom Patton, Joseph Litnosky and Jeffrey Giesbrecht. Any reference to the knowledge of Glamis will mean to the best of the knowledge, information and belief of C. Kevin McArthur, Charles A. Jeannes, James S. Voorhees and Cheryl S. Maher.
Accounting Principles
1.8 All references to generally accepted accounting principles, unless otherwise stated, are to the principles recommended, from time to time, in the Handbook of the Canadian Institute of Chartered Accountants and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.
Effectiveness of Agreement on Parties
1.9 Notwithstanding the date first above written, this Agreement will be effective on Glamis and Western from Februrary 23, 2006 and on Western Copper from March 17, 2006.
ARTICLE 2
THE ARRANGEMENT
Implementation Steps by Western
2.1 Western covenants in favour of Glamis that Western will act expeditiously and in good faith to:
(a) apply to the Court, as soon as reasonably practicable, in a manner acceptable to Glamis, acting reasonably, under Part 9, Division 5 of the BCBCA for the Interim Order, which application will clearly state Western’s and Glamis’ intention to rely on section

3(a)(10) of the U.S. Securities Act or similar provisions in any other Securities Laws to implement the Transaction in respect of Western Shareholders who are resident in the United States, and thereafter proceed with and diligently pursue the Interim Order;
(b) convene and hold the Western Meeting, as soon as reasonably practicable after the receipt of the Interim Order, for the purpose of considering the Western Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Glamis acting reasonably);
(c) subject to obtaining such shareholder approval as is required by the Interim Order, apply to the Court under Part 9, Division 5 of the BCBCA, as soon as reasonably practicable after the Western Meeting, for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue, the obtaining of the Final Order;
(d) subject to obtaining the Final Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar the Final Order and such other documents as may be required in connection with the Transaction to give effect to the Arrangement;
(e) instruct counsel acting for it to bring the applications referred to in §2.1(a) and (c) in cooperation with counsel to Glamis; and
(f) permit Glamis and its counsel to review and comment upon drafts of all materials to be filed by Western with the Court in connection with the Transaction and provide counsel to Glamis on a timely basis with copies of any notice of appearance and evidence served on Western or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Western indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.
Western Information Circular and Related Materials
2.2 Western and Glamis will use reasonable efforts to expeditiously prepare the Circular, together with any other documents required by applicable Canadian Securities Laws or other applicable Laws in connection with the Arrangement, and Western will use reasonable commercial efforts to cause the Circular and other documentation required in connection with the Western Meeting to be sent to each Western Shareholder and filed as required by the Interim Order or applicable Laws as soon as reasonably practicable. In any event, Western will use reasonable commercial efforts to prepare all materials necessary for filing the application for the Interim Order with the Court within 35 days after the date of execution of this Agreement, except to the extent any delay beyond such period is due to Glamis’ failure to comply on a timely basis with its obligations under §2.11(b) in respect of the Circular; provided that the Circular and other documentation will not be sent to the Western Shareholders except with the prior written consent of Glamis (such consent not to be unreasonably withheld).
Interim Order
2.3 The notice of motion for the application referred to in §2.1(a) will request that the Interim Order provide:

(a) that the Western Shareholders will be the only class of Persons to whom notice is to be provided in respect of the Arrangement and the Western Meeting and for the manner in which such notice is to be provided;
(b) that the Western Meeting may be adjourned from time to time by management of Western without the need for additional approval of the Court;
(c) that the record date for Western Shareholders entitled to notice of and to vote at, the Western Meeting will not change in respect of adjournments of the Western Meeting;
(d) that the requisite shareholder approval for the Western Arrangement Resolution will be two-thirds of the votes cast on the Western Arrangement Resolution by holders of Western Shares present in person or represented by proxy at the Western Meeting and entitled to vote thereat;
(e) that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of Western, including quorum requirements and all other matters, will apply in respect of the Western Meeting; and
(f) for the grant of the dissent rights referred to in §2.12.
Western Stock Options
2.4	On the Effective Date, each Western Stock Option outstanding immediately before the Effective Time will be exchanged for:
(a) a stock option to be issued by Glamis (a “Glamis New Option”) pursuant to which the holder of the Western Stock Option will be entitled to receive upon exercise of the Glamis New Option, that number of Glamis Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time, multiplied by the Exchange Ratio, and the exercise price per Glamis Share under the Glamis New Option will, subject to adjustment described below, be equal to the quotient obtained by dividing the exercise price per share of the related Western Stock Option in effect immediately before the Effective Time, less $0.88, by the Exchange Ratio; and
(b) an option (a “Western Copper Option”) pursuant to which the holder will be entitled to acquire that number of Western Copper Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time at an exercise price per Western Copper Share of $0.88, such Glamis New Options and Western Copper Options to have the same terms and conditions, with necessary changes, as set out in the Western Stock option or such other terms and conditions as may be agreed upon by the holder of the Western Stock Option and Glamis or Western Copper, as the case may be; and
(c) all Glamis New Options being exercised by a holder will be aggregated to produce the maximum number of whole Glamis Shares and if an entitlement to a fractional Glamis Share results from the exercise, the number of Glamis Shares to be issued will be rounded down to the next whole number of Glamis Shares.
Deliveries to the Depository
2.5 In order to facilitate the Arrangement and the exchange of securities thereunder, all securities to be issued as part of the Arrangement and to be exchanged as part of the Arrangement will be delivered by the respective Parties to the Depository and the Depository will hold and deal with such in accordance with the terms of the Arrangement described in the Plan of Arrangement.
Transmittal Letters
2.6 As soon as possible after the Effective Date, Glamis will cause the Depository to send (by first class mail) to each Person who was a holder of Western Shares immediately before the Effective Date at his address shown on Western’s register of shareholders, a Transmittal Letter specifying the consideration the Person is entitled to receive pursuant to the Arrangement and will request the Person to surrender for cancellation the certificates representing their Western Shares. The Depository will, upon receipt of properly completed Transmittal Letters, give notice of such to Glamis and Glamis will cause the Depository to mail (by first class mail) the consideration due to the holder thereof as aforesaid.
Pre-Closing
     2.7 Unless this Agreement is terminated earlier pursuant to the provisions hereof, Glamis and Western will meet at the offices of Lang Michener in Vancouver, British Columbia, at 8:00 a.m. on the next Business Day after the Western shareholders approve the Arrangement (or at such other time or on such other date as they may agree) and each of them will deliver to the other:
(a) the documents, other than legal opinions, required to be delivered by it hereunder to complete the transactions contemplated hereby (provided that each such document, whether to be dated the Effective Date or not, will be held in escrow to be released upon the occurrence of the Effective Time); and
(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour set out herein (other than the filing of all required documentation with the Registrar).
Filing of Final Order
2.8 As soon as possible after receipt of the Final Order, Western will file with the Registrar a certified copy of the Final Order and such other records and documentation as the Registrar may require pursuant to section 292 of the BCBCA in respect of the Arrangement.

Arrangement and Closing
2.9 Western will promptly advise Glamis of the date the material referred to in §2.8 has been filed with the Registrar and the documents held in escrow pursuant to §2.7 will, upon Glamis receiving such notification, be released and the parties will exchange such other documents as may be necessary or desirable in connection with the completion of the Transaction, including without limitation, the delivery of required legal opinions.
Securities and Corporate Compliance
2.10 Western will (with Glamis and Glamis’ counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Western Meeting and, without limiting the generality of the foregoing, will, in consultation with Glamis, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy (it being understood that such efforts will not include the making of an application for a waiver of or exemption from such policy).
Preparation of Filings
2.11	(a) Glamis and Western will cooperate in:
(i) the preparation of the applications for the Interim Order and Final Order and the preparation of any other documents reasonably considered by Glamis or Western to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction, and
(ii) the taking of all such action as may be required under applicable Laws in connection with the Transaction.
(b) Each of Glamis and Western will furnish to the other all such information concerning it, its Affiliates and its shareholders as may be required to effect the actions described in §2.2 and §2.10 and the foregoing provisions of this §2.11, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used.
(c) Glamis and Western will each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or an application for an order described in §2.1 or §2.3 or any application filed with a Governmental Entity, contains any untrue statement of a Material Fact or omits to state a Material Fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Glamis and Western will cooperate in the preparation of a supplement or amendment to the Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the Western Shareholders and/or filed with the applicable Governmental Entities.
(d) Western will ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made (other than with respect to any information relating to and provided by Glamis to Western in writing). Without limiting the generality of the foregoing, Western will ensure that the Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Western Meeting and to allow Glamis to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Glamis Shares in exchange for Western Shares pursuant to the Transaction.
Dissenting Shares
2.12 Western Shareholders may exercise rights of dissent with respect to their Western Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Western will give Glamis prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by Western.
Glamis Approvals
2.13 Glamis represents as of the date hereof that its Board of Directors, after considering the Transaction, has determined
(a) to authorize Glamis to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement, and
(b) to authorize Glamis to execute and deliver this Agreement.
Western Approvals
2.14 Western represents as of the date hereof:
(a) that its Board of Directors has unanimously
(i) determined that the Transaction is fair to the Western Shareholders as a whole and is in the best interests of Western,
(ii) resolved to recommend that the Western Shareholders vote in favour of the Western Arrangement Resolution,
(iii) resolved to authorize Western to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement,

(iv) resolved to authorize Western to execute and deliver this Agreement, and
(v) received an oral opinion from Macquarie North America Ltd., financial advisors to Western, that the consideration payable under the Arrangement by Glamis for the Western Shares is fair from a financial point of view to the Western Shareholders, subject to the assumptions and limitations described in such opinion; and
(b) that all of its directors and senior officers, which are named in Schedule 7 hereto,
(i) have advised that they intend to vote all Western Shares held by them in favour of the Western Arrangement Resolution and Western will so represent in the Circular, and
(ii) have agreed to enter into Voting and Standstill Agreements as referred to in the Letter Agreement, and will so represent in the Circular.
Post-Closing Obligations
2.15 Coincidentally with the closing of the Arrangement and to be effective as of the Effective Date:
(a) Western Copper will grant to Glamis a share purchase warrant (the “Glamis Warrant”) to acquire 5% of the fully-diluted Western Copper Shares as of the Effective Date for a period of two years following the Effective Date, at a price of $3.50 per share; such warrant to be non-transferable, the Western Copper Shares purchased thereunder to be subject to a voting trust in favour of Western Copper and to “orderly sale” conditions, including not less than 30 days’ prior notification to Western Copper of Glamis’ intent to sell any Western Copper Shares purchased under the warrant, during which time Western Copper will have the opportunity to find one or more purchasers for such Western Copper Shares;
(b) Glamis and Western Copper will enter into a non-competition agreement with a term of two years, providing for Western Copper not to acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the state of Zacatecas, Mexico, or within an area extending 20 kilometers in all directions from the exterior boundary of all other properties owned or controlled by Western, or in which Western holds any legal interest in Mexico as of the Effective Date;
(c) Glamis and Western Copper will enter into an agreement providing to Western Copper a “right of first offer” on the sale for cash consideration or the abandonment of Glamis’ entire interest in any properties, or individual concessions within a property, owned or controlled by Western, or in which Western holds any legal interest in Mexico at the time of completion of the Arrangement; the right of first offer will require Glamis to notify Western Copper of its intent to sell for cash consideration or abandon a property, or individual concessions within a property, and to allow a reasonable period for the parties to negotiate a mutually acceptable transaction, but will not provide

Western Copper with a right of first refusal on any transaction that Glamis may subsequently negotiate with a third party; and
(d) each officer and senior manager of Western who does not become an employee of Glamis following the Effective Date will enter into a non-competition agreement with a term of two years, providing that he/she will not acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the State of Zacatecas, Mexico, provided, however that this restriction will not apply to the Nieves Project owned or controlled by Quaterra Resources Inc. and an area extending 20 kilometers in all directions from the exterior boundaries of this project.
2.16 As soon as reasonably practicable after the Effective Date, the size of the Board of Directors of Glamis will be increased to seven persons and Dale F. Corman will be appointed to the Board of Directors of Glamis.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Representations and Warranties of Western
3.1 Western hereby represents and warrants to Glamis as set forth in Schedule 2, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Western, Glamis is deemed to have knowledge of all information contained in the Western Disclosure Documents as were publicly available through SEDAR or EDGAR as at February 23, 2006.
Representations and Warranties of Glamis
3.2 Glamis hereby represents and warrants to Western as set forth in Schedule 3, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Glamis, Western is deemed to have knowledge of all information contained in the Glamis Disclosure Documents as were publicly available through SEDAR or EDGAR as at February 23, 2006.
Representations and Warranties of Western Copper
3.3 Western Copper represents and warrants to Glamis as set forth in Schedule 4, such representations and warranties being subject to the Transaction.

ARTICLE 4
NON-WAIVER; SURVIVAL
Non-Waiver
4.1 No investigations made by or on behalf of any of Glamis, Western or Western Copper at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Glamis, Western or Western Copper will be effective unless it is in writing.
Nature and Survival
4.2 All representations and warranties contained in this Agreement on the part of each of Glamis, Western and Western Copper will terminate on the Effective Date provided, however, that, subject to §9.3(d), neither Glamis or Western will be released or relieved from any liability arising from the breach by it of any of its covenants, representations or warranties set forth in this Agreement.
ARTICLE 5
COVENANTS
Consultation With Respect to News Releases
5.1 Western and Glamis will consult with each other in issuing any press release or otherwise making public statements with respect to the Transaction and in making any filing with any Governmental Entity with respect thereto. Each of Western and Glamis will use all reasonable commercial efforts to enable the other to review and comment on all such press releases before the release thereof and will enable the other, to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any party from making such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party. Each of Western and Glamis agree not to make any public statement that is inconsistent with any such press release or this Agreement.
Western’s Covenants
5.2 Western covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:
(a) it will continue to carry on the business and affairs of Western and the Western Subsidiaries in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Western and the Western Subsidiaries in good standing and not (i) enter into any material transactions, commitments or expenditures or (ii) undertake activities or incur expenses except as set out in a budget of expenditures as agreed to by Western and Glamis, without the prior written approval of Glamis;
(b) it will fully cooperate with and allow Glamis to mutually direct and control all activities with respect to the exploration, development and maintenance of all of the properties and assets owned and controlled by Western and the Western Subsidiaries, including without limitation those items dealt with in the budget of expenditures referred to in §5.2(a);
(c) except for common shares issued upon the exercise of Western Stock Options granted before the date hereof, not issue or agree to issue any Western Shares or other securities of Western, whether by option or otherwise, without the prior written approval of Glamis;
(d) subject to the terms of the Confidentiality Agreement, it will permit Glamis’ officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by Western and the Western Subsidiaries and to the books, records, reports, data and all other information relevant to the business, properties and affairs of Western and the Western Subsidiaries, including drill core and other samples and all reports, correspondence and other information provided by all of Western’s consultants;
(e) it will publicly support the Transaction and recommend to the holders of the Western Shares that they vote in favour of the Arrangement at the Western Meeting;
(f) it will, and will cause its officers and directors to, act expeditiously and in good faith,
(i) in finalizing the Circular in form satisfactory to both Western and Glamis,
(ii) in soliciting the Western Shareholder Approval and seeking applicable regulatory approvals for the Arrangement, and
(iii) in completing the Arrangement;
(g) notwithstanding the terms of the Confidentiality Agreement, it will permit Glamis’ officers, directors, employees, consultants and advisors to solicit acceptance of the Arrangement from the Western Shareholders in accordance with applicable Law;
(h) it will not enter into or assume any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, otherwise than pursuant to agreements, policies or arrangements in effect on the date hereof, to any director, officer or employee of Western or any of its Subsidiaries or modify agreements in respect of such, in effect on the date hereof;
(i) it will, if requested by Glamis and at a cost to be shared as to 50% for Glamis and as to 50% for Western, engage a Person to solicit proxies for the Western Meeting;
(j) it will waive the application of Section 4.1 of its Shareholder Rights Plan Agreement dated as of December 11, 2003, to the Transaction, such waiver to be effective immediately prior to the Final Order and other documentation being sent to the Registrar in order to give effect to the Arrangement.
Covenants of Glamis
5.3 Glamis covenants and agrees with Western that:
(a) on or before the Effective Date, it will conditionally allot and reserve for issuance a sufficient number of Glamis Shares to meet the obligations of Glamis under the Arrangement and the Glamis Commitments and following the Effective Date it will issue Glamis Shares to holders of Western Stock Options upon the due exercise thereof and in accordance with the Plan of Arrangement;
(b) it will take all necessary action to have listed and posted for trading on the TSX and NYSE the Glamis Shares to be issued in connection with the Arrangement and which will be issuable pursuant to the Glamis Commitments;
(c) within 5 Business Days after the Effective Date, it will file a Form F-80 with the SEC for the purpose of registering under the U.S. Securities Act the Glamis Shares issuable upon exercise of the Western Stock Options after the Effective Date; and
(d) Glamis will, and will cause its officers and directors to, act expeditiously and in good faith:
(i) in finalizing the Circular in form satisfactory to both Western and Glamis;
(ii) in seeking applicable regulatory approvals for Glamis completing its obligations under the Arrangement;
(iii) in completing the Arrangement; and
(e) subject to the terms of the Confidentiality Agreement, it will permit Western and its advisors access to Glamis’ and the Glamis Subsidiaries’ properties and to the books, records, reports, data and all other information relevant to the business, properties and affairs of Glamis and the Glamis Subsidiaries, for the purpose of confirming the accuracy of the representations and warranties made by Glamis in this Agreement and the disclosure provided by Glamis for the Circular.

Covenants of Western Copper
5.4 Western Copper covenants and agrees with Glamis that it will use its commercially best efforts, and will cause its officers, directors and employees to, act expeditiously and in good faith:
(a) in doing all such acts and things as may be necessary or required in order to give effect to the Arrangement;
(b) in making application to the TSX or the TSX Venture Exchange for listing of the Western Copper Shares in order for such listing to be effective on the Effective Date;
(c) in completing the Arrangement;
(d) on or prior to the Effective Date, to conditionally allot and reserve for issuance a sufficient number of Western Copper Shares to meet the obligations of Western Copper under the Arrangement, the Western Copper Options and the Glamis Warrant and to have such shares listed and posted for trading on the TSX or the TSX Venture Exchange, as the case may be; and
(e) following the Effective Date, to issue Western Copper Shares to holders of Western Copper Options upon the due exercise thereof.
Mutual Covenants
5.5 Each of Western and Glamis covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:
(a) it will
(i) use its reasonable commercial efforts to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it,
(ii) not take any action that would interfere with or be inconsistent with the completion of the Transaction or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any Material respect at any time before the Effective Date, and
(iii) promptly notify the other Person of any Material Adverse Change, or any change which could reasonably be expected to result in a Material Adverse Change, in respect of its business or properties, and of any Material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(b) it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of Glamis and Western set forth in Article 7 to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to
(i) obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction,
(ii) effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith,
(iii) oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Glamis or Western to consummate, the Transaction,
(iv) fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by §7.2(b) in the case of Western and §7.3(b) in the case of Glamis, and
(v) otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;
(c) subject in the case of Western to those actions it is permitted to do in compliance with §5.6 and §5.7, it will not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Transaction;
(d) it will, in all Material respects, conduct itself so as to keep the other fully informed as to the Material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained; and
(e) it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction.
Western’s Covenants Regarding Non-Solicitation
5.6	(a) Western will not, directly or indirectly, through any officer, director, employee, representative or agent or any of the Western Subsidiaries, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Transaction, including, but not limited to, any action to solicit, assist, initiate or knowingly encourage (including by way of furnishing non-public information or allowing access to its or the Western Subsidiaries’ properties, books, records and data or entering into any form of agreement, arrangement or understanding) any Acquisition Proposal or participate in any discussions or negotiations regarding any proposed Acquisition Proposal or assist others in making an Acquisition Proposal.
(b) Notwithstanding §5.6(a) and any other provision of this Agreement, nothing will prevent the Board of Directors of Western, before receipt of Western Shareholder Approval, from considering and participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to §5.6(d), in response to an unsolicited, bona fide, Acquisition Proposal that
(i) did not otherwise result from a breach of this §5.6,
(ii) is in writing,
(iii) is given in sufficient detail to enable the Board of Directors of Western, acting reasonably and in good faith to determine, after consultation with its independent financial advisor and outside legal counsel, having regard to all circumstances, that such Acquisition Proposal would, if consummated in accordance with its terms, be reasonably likely to lead to a Superior Proposal and after consultation with outside legal counsel, the Board of Directors of Western determines that its failure to consider or participate in such discussions would be inconsistent with its fiduciary duties under applicable Laws.
(c) Western will
(i) as of the date of this Agreement, have advised Glamis in writing of all Acquisition Proposals then under consideration and Western will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person being carried on, whether directly or indirectly, with respect to any Acquisition Proposal, whether or not initiated by Western, and, in connection therewith, Western will request the return or destruction of information regarding Western or any of the Western Subsidiaries previously provided to any such Person or any other Person, and
(ii) notify Glamis in writing within 24 hours of its receipt and provide a copy of any Acquisition Proposal, of which Western’s directors, officers, representatives and agents are or become aware, or any amendments to the foregoing, or any written request for non-public information relating to Western or any of the Western Subsidiaries that would reasonably be expected to be in connection with or that may result in an Acquisition Proposal or for access to the properties, books or records of Western or any of the Western Subsidiaries by any Person that informs Western or such Subsidiary that such Person is considering making, or has made, an Acquisition Proposal. Such notice will include a description of all of the material terms and conditions of any Acquisition Proposal made to Western, including the identity of the Person making such Acquisition Proposal.
(d) If Western receives a request for material non-public information from a Person who delivers a bona fide Acquisition Proposal in writing and the Board of Directors of Western determines that such proposal meets the requirements of §5.6(b) then, and only in such case, the Board of Directors of Western may, subject to the execution by such Person of a confidentiality agreement on substantially the same terms as the Confidentiality Agreement, provide such Person with access to information regarding Western or any of the Western Subsidiaries; provided, however, that the Person making the Acquisition Proposal will not be precluded under such confidentiality agreement from making the Acquisition Proposal, and provided further that Western sends a copy of any such confidentiality agreement to Glamis promptly upon its execution and that Glamis is provided with a list of or, in the case of information that was not previously made available to Glamis, copies of any information provided to such Person.
(e) Western will ensure that its officers, directors, representatives and agents and its Subsidiaries and their officers and directors, representatives and agents and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this §5.6, and it will be responsible for any breach of this §5.6 by its financial advisors or other advisors or representatives.
Notice by Western of a Superior Proposal Determination
5.7	(a) Western will not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with §5.6(d)) except in compliance with this §5.7.
(b) If the Board of Directors of Western has determined pursuant to §5.6(b) that an Acquisition Proposal, if consummated in accordance with its terms, would be a Superior Proposal it will provide Glamis with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal, at least 5 Business Days before the date on which the Board of Directors of Western proposes to accept, approve, recommend or enter into an agreement relating to such Acquisition Proposal, and if such notice is given less than 5 Business Days before the Western Meeting, Western will, unless otherwise mutually agreed by the Parties, adjourn the Western Meeting to a time that is not less than 5 Business Days after the time the notice of the Superior Proposal was given.
(c) During the 5 Business Days period referred to in §5.7(b), Glamis will have the opportunity, but not the obligation, to offer to amend the terms of the Transaction. If Glamis makes an amended offer in respect of the Transaction, the Board of Directors of Western will determine, in its good faith exercise of its fiduciary duties after consultation with its legal advisors and upon written advice from its independent financial advisor, if the amended offer made by Glamis would result in the Acquisition Proposal no longer being a Superior Proposal and

(i) if the Acquisition Proposal is determined by the Board of Directors of Western to no longer be a Superior Proposal, Western will accept Glamis’ amended offer and the Parties will enter into an amendment to this Agreement and if such amendment requires the Circular to be amended, Western will, if necessary, adjourn the Western Meeting in order to allow Western to prepare, in cooperation with Glamis, an amendment to the Circular and to forward such to the Western Shareholders, or
(ii) if the Board of Directors of Western continues to believe, in good faith, that the Superior Proposal remains a Superior Proposal, Western may terminate this Agreement pursuant to §9.1(f) and, upon payment of 50% of the fee set forth in §9.3(b) prior to or concurrent with the termination, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal and Western will pay the remaining 50% of the fee set forth in §9.3(b) in accordance with §9.3(c).
(d) Western will promptly reaffirm its recommendation of the Transaction by press release after any Acquisition Proposal is determined not to be a Superior Proposal, any such press release to be prepared in accordance with §5.1.
(e) Each of the Parties acknowledges and agrees that each successive modification in any material respect of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of this §5.7.
Access to Information and Confidentiality
5.8 Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, Western will and will cause each of its Subsidiaries to afford Glamis’ officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours from the date hereof and until the earlier of the Effective Date and the termination of this Agreement, to the properties, books, contracts, tax records and other records, of Western and the Western Subsidiaries to the extent that such information is relevant to the business and affairs of Western and any of the Western Subsidiaries, as well as to management personnel of Western and the Western Subsidiaries, and during such period, Western will and will cause each of the Western Subsidiaries to furnish promptly to Glamis all information concerning its business, properties and personnel which Glamis may reasonably request. Subject to applicable Laws, upon reasonable notice, Glamis will (and will cause each of the Glamis Subsidiaries to) provide the same access to Western and its Representatives on the same terms and conditions.

ARTICLE 6
REMEDIES
Availability of Equitable Remedies
6.1 Each of Glamis and Western acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Glamis and Western upon the breach by the other of its covenants and agreements hereunder, each of Glamis and Western will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements.
ARTICLE 7
CONDITIONS
Mutual Conditions
7.1 The obligations of the Parties to complete the transactions contemplated hereby are subject to fulfilment of the following conditions on or before the Termination Date or such earlier time as is specified below:
(a) the Interim Order will have been granted in form and substance satisfactory to Western and Glamis, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;
(b) the Western Arrangement Resolution will have been passed at the Western Meeting in accordance with the Interim Order;
(c) the Final Order will have been granted in form and substance satisfactory to Western and Glamis, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;
(d) the Effective Date will occur before the Termination Date;
(e) there will be no action taken under any Laws or by any Governmental Entity, that:
(i) makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or
(ii) results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have a Material Adverse Effect on Glamis taking into account the Transaction;

(f) all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges (save and except those in respect of the listing of the Western Copper Shares on the TSX or TSX Venture Exchange) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms that will not have a Material Adverse Effect on Glamis taking into effect the Transaction, and reasonably satisfactory evidence thereof will have been delivered to each Person; and
(g) this Agreement will not have been terminated pursuant to Article 9.
The foregoing conditions are for the mutual benefit of Glamis and Western and may be waived, in whole or in part, by either of them at any time. If any of the said conditions precedent will not be complied with or waived as aforesaid on or before the date required for the performance thereof, either Western or Glamis may rescind and terminate this Agreement by written notice to the other (provided such non-compliance did not arise from the acts or omissions of the Person purporting to rescind and terminate this Agreement) and will have no other right or remedy, except as set forth in Article 9.
Conditions Precedent to the Obligations of Glamis
7.2 The obligation of Glamis to complete the Transaction will also be subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Glamis and may be waived by Glamis in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Glamis of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a) all covenants of Western under this Agreement to be performed on or before the Effective Date will have been duly performed by Western in all Material respects;
(b) all representations and warranties of Western will be true and correct in all Material respects as of the date on which the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing and as of the Effective Date, in either case, as if made on and as of each of such dates (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Glamis will have received a certificate of Western addressed to Glamis and dated on each of such dates, signed on behalf of Western by two senior executive officers of Western in their capacity as such and without personal liability, confirming the same;
(c) Glamis being satisfied acting reasonably that no Material Adverse Change has occurred with respect to Western, from January 1, 2006 to the Effective Date;
(d) the Board of Directors of Western will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Western, to permit the consummation of the Transaction;

(e) no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Glamis to own or exercise full rights of ownership of all of the outstanding Western Shares and all of the outstanding shares of Western’s Subsidiaries owned by Western or the right of Western Shareholders as a group to receive Glamis Shares and Western Copper Shares or of holders of Western Options as a group to be entitled to receive Glamis New Options and Western Copper Options pursuant to the Arrangement;
(f) holders of no more than 1% of the issued and outstanding Western Shares will have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement;
(g) Glamis will have received resignations and releases in favour of Western and the Western Subsidiaries from those directors and officers of Western and of the Western Subsidiaries as are specified by Glamis;
(h) Glamis will have received all such other documents and certificates as may reasonably be required by Glamis in connection with completion of the Arrangement, including, without limitation, an opinion pertaining to various corporate and regulatory matters relating to Western of DuMoulin Black LLP or local counsel acceptable to Glamis, acting reasonably, dated the Effective Date, satisfactory in form and substance in all Material respects to Glamis and its counsel, acting reasonably, and addressed to Glamis;
(i) no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have a Material Adverse Effect on Western; and
(j) as soon as reasonably possible after the execution hereof, but in any event before the record date for the Western Meeting, all of the officers and directors of Western and their affiliates will have entered into voting and standstill agreements in form satisfactory to Glamis.
Glamis may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Glamis with its obligations under this Agreement if the condition precedent would have been satisfied but for a Material default by Glamis in complying with its obligations hereunder.
Conditions Precedent to the Obligations of Western and Western Copper
7.3 The obligation of Western and Western Copper to complete the transactions contemplated by this Agreement will also be subject to the following conditions precedent (each of which is for the exclusive benefit of Western and Western Copper and may be waived by Western and Western Copper in their sole discretion and any one or more of which, if not satisfied or waived, will relieve Western and Western Copper of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a) all covenants of Glamis under this Agreement to be performed on or before the Effective Date will have been duly performed by Glamis in all Material respects;
(b) all representations and warranties of Glamis will be true and correct in all Material respects as of the date on which the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing and as of the Effective Date, in either case as if made on and as of each of such dates (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Western will have received a certificate of Glamis addressed to Western and dated on each of such dates, signed on behalf of Glamis by two senior executive officers of Glamis without personal liability, confirming the same;
(c) Western being satisfied acting reasonably that no Material Adverse Change has occurred with respect to Glamis, from January 1, 2006 to the Effective Date;
(d) the Board of Directors of Glamis will have adopted all necessary resolutions, and all other necessary corporate action will have been taken by Glamis to permit the consummation of the Transaction;
(e) no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Western Shareholders to own or exercise full rights of ownership of the Glamis Shares, Western Copper Shares and Western Copper Options issuable pursuant to the Arrangement;
(f) Western will have received all such other documents and certificates as may reasonably be required by Western in connection with completion of the Arrangement, including, without limitation, an opinion pertaining to various corporate and regulatory matters relating to Glamis of Lang Michener LLP dated the Effective Date, satisfactory in form and substance in all Material respects to Western and its counsel, acting reasonably, and addressed to Western; and
(g) no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have a Material Adverse Effect on Glamis; and
(h) holders of no more than 1% of the issued and outstanding Western Shares will have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement.

Western may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Western with its obligations under this Agreement if the condition precedent would have been satisfied but for a Material default by Western in complying with its obligations hereunder.
Notice and Cure Provisions
7.4 Each of the Parties will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:
(a) cause any of the representations or warranties of such Person contained herein to be untrue or inaccurate in any Material respect as of the date hereof or at the Effective Date; or
(b) result in the failure of such Person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement before the Effective Date.
Glamis or Western may elect to not complete the Transaction contemplated hereby pursuant to the conditions precedent contained in §7.1, §7.2 and §7.3, as the case may be, or exercise any termination right arising therefrom, only if forthwith and in any event before the filing of the Final Order and other documentation with the Registrar, Glamis or Western, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Glamis or Western, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Glamis or Western, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 30 days from such notice. If such notice has been given before the making of the application for the Final Order or the filing of the Final Order and other documentation with the Registrar, such application or such filing will be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.
Satisfaction of Conditions
7.5 The conditions precedent set out in §7.1, §7.2 and §7.3 will be conclusively deemed to have been satisfied, waived or released when, with the agreement of Glamis and Western the Final Order and other documentation giving effect to the Arrangement is filed with the Registrar.

ARTICLE 8
AMENDMENT
Amendment
8.1 This Agreement may, at any time and from time to time before or after the holding of the Western Meeting, but not later than the date on which the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:
(a) change the time for performance of any of the obligations or acts of the parties;
(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and
(d) waive compliance with or modify any conditions precedent herein contained;
provided that, notwithstanding the foregoing, except as otherwise provided in this Agreement, the terms of this Agreement will not be amended in a manner materially prejudicial to the Western Shareholders without the approval of the Court and of the Western Shareholders given by an affirmative vote of two-thirds of the votes cast by the Western Shareholders at a duly convened meeting of Western Shareholders or as may be ordered by the Court.
Mutual Understanding Regarding Amendments
8.2 If either Glamis or Western proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its security holders are not prejudiced by reason of any such amendment, the other will co-operate in a reasonable fashion with the Person who made the proposal so that such amendment can be effected subject to applicable Laws and the rights of the affected Person’s security holders.
Cooperation on Structure
8.3 Glamis and Western will cooperate in good faith and will take all reasonable steps and actions after the date hereof to complete the Transaction in a manner which is most tax effective for Glamis and Western.

ARTICLE 9
TERMINATION AND COMPENSATION
Termination
9.1 This Agreement may be terminated at any time before the Effective Date, whether before or after Western Shareholder Approval:
(a) by mutual written consent of Western and Glamis;
(b) by either Western or Glamis pursuant to the exercise of their rights set forth in §7.1, hereof, provided that the provisions of §7.4 have been complied with;
(c) by Glamis pursuant to the exercise of its rights set forth in §7.2, provided the provisions of §7.4 have been complied with;
(d) by Western pursuant to the exercise of its rights set forth in §7.3, provided the provisions of §7.4 have been complied with;
(e) by either Western or Glamis if the Western Shareholders fail to approve the Western Arrangement Resolution at the Western Meeting;
(f) by Western, following receipt of, and in order to accept or recommend, a Superior Proposal, but only in compliance with §5.7 and §9.3(b) and §9.3(c), as the case may be;
(g) by Glamis, if the Board of Directors of Western withdraws or modifies in a manner adverse to Glamis its approval or recommendation of the Transaction (whether in accordance with §5.7(c)(ii) or not); or
(h) by Glamis or Western if the Western Meeting has not been held by the Termination Date.
Where action is taken to terminate this Agreement pursuant to this §9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Person taking such action.
Effect of Termination
9.2 In the event of termination of this Agreement by either Western or Glamis as provided in §9.1, this Agreement will forthwith become void and have no further effect, and there will be no liability or further obligation on the part of Western or Glamis or their respective officers or directors under the Transaction Documents, except that:
(a) the provisions of §9.3 (Expenses and Termination Fees), and this §9.2 will remain in full force and effect and will survive any such termination;
(b) neither Western (except as provided in §9.3(d)) nor Glamis will be released or relieved from any liability arising from their breach of any of their representations,

warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided therein; and
(c) the covenant of Glamis and Western with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement or completion of the Transaction and continue in full force and effect for a period of two years thereafter.
Expenses and Termination Fees
9.3	(a) Whether or not the Transaction is consummated, except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transaction (including the fees and expenses of advisors, accountants and legal counsel) will be paid by the Person incurring such expense.
(b) If this Agreement is terminated pursuant to
(i) §9.1(e) in circumstances where the Western Arrangement Resolution has not received the required shareholder approval at the Western Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any person other than Glamis prior to the Western Meeting and not withdrawn more than three Business Days prior to the Western Meeting, and (B) Western enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, with such person, after the date of such termination of this Agreement and prior to the expiration of 12 months following the date of such termination of this Agreement,
(ii) §9.1(f), or
(iii) §9.1(g),
Western will pay to Glamis an amount equal to 3.5% of the aggregate market value of the Western Shares (calculated on a fully diluted basis), based on the volume weighted average trading prices per Western Share on the TSX on the trading day immediately preceding the date of termination.
(c) The fee payable to Glamis pursuant to §9.3(b) will be payable in cash or immediately available funds:
(i)	in the case of a termination pursuant to §9.3(b)(i) as to 50% prior to or concurrent with Western entering into an agreement in respect of an Acquisition Proposal with such person referred to in §9.3(b)(i) and 50% on the earlier of (A) the date on which the Acquisition Proposal is completed and (B) 120 days from the date on which the first 50% of the fee is paid;

(ii)	in the case of termination pursuant to §9.3(b)(ii), as to 50% prior to or concurrent with termination and 50% on the earlier of (A) the date on which the Superior Proposal is completed and (B) 120 days from the date the first 50% of the fee is paid; and
(iii)	in the case of termination pursuant to §9.3(b)(iii), as to 50% within five Business Days after written notice of termination by Glamis and 50% 120 days later.
(d) Each of Glamis and Western acknowledges and agrees that if the full fee is paid to Glamis by Western pursuant to §9.3(b) and §9.3(c), the amount so paid and accepted is in lieu of any damages or any other payment or remedy which Glamis may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Glamis will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Western irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, Glamis agrees that the payment of any amount pursuant to §9.3(b) and §9.3(c) is the sole monetary remedy available to it and that it will not have any alternative right or remedy against Western for damages, whether for consequential damages or otherwise.
ARTICLE 10
GENERAL
Notices
10.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it will be deemed to have been given and received on the next Business Day.
The address for service of each of the parties hereto will be as follows:
(a) if to Western:
Western Silver Corporation
Suite 2050 — 1111 West Georgia Street
Vancouver, British Columbia, V6E 4M3

Attention:	F. Dale Corman
Fax:	(604) 669-2926

with a copy to:
DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia, V6C 2T5

Attention:	Corey Dean
Fax:	(604) 687-8772
(b)    if to Glamis:
310 — 5190 Neil Road
Reno, Nevada

Attention:	Charles A. Jeannes
Fax:	(775) 827-5044
with a copy to:
Lang Michener LLP
1500 — 1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

Attention:	G. Barry Finlayson
Fax:	(604) 893-2352
(c)    if to Western Copper:
Western Copper Corporation
Suite 2050 — 1111 West Georgia Street
Vancouver, British Columbia, V6E 4M3

Attention:	F. Dale Corman
Fax:	(604) 669-2926
with a copy to:
DuMoulin Black LLP (as above)
Time of Essence
10.2 Time will be of the essence in this Agreement.
Further Assurances
10.3 Each Person hereto will, from time to time, and at all times hereafter, at the request of any other Person hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

Governing Law
10.4 This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Person hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.
Execution in Counterparts
10.5 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Person will constitute satisfactory evidence of execution of this Agreement by such Person.
Enurement and Assignment
10.6 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Person hereto without the prior written consent of the other Person hereto.
IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

WESTERN SILVER CORPORATION

Per:	/s/ Dale Corman

Name: Dale Corman
Title: Chief Executive Officer

Per:	/s/ Jeffrey Giesbrecht

Name: Jeffrey Giesbrecht
Title: V.P. Legal

GLAMIS GOLD LTD.

Per:	/s/ C. Kevin McArthur
Name: C. Kevin McArthur
Title: President & CEO

Per:	/s/ Cheryl Maher

Name: Cheryl Maher
Title: Vice President, Finance & CFO

WESTERN COPPER CORPORATION

Per:	/s/ Jerrey Giesbrecht Name: Jeffrey Giesbrecht Title: Director

SCHEDULE 1
PLAN OF ARRANGEMENT
IN THE MATTER OF AN ARRANGEMENT among Western Silver Corporation (“Western”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of Western pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended
ARTICLE 1
INTERPRETATION
1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out:
Amex means the American Stock Exchange;
Arrangement Agreement means the agreement made as of February 23, 2006 among Glamis, Western and Western Copper entered into for the purpose of effecting this Arrangement and any amendment or variation thereof;
Arrangement means the arrangement under Part 9, Division 5 of the BCABC as described herein;
Assets means the Cash, all of the shares of Carmacks Copper Ltd. held by Western, all of Western’s interest in the Carmacks Copper Project, the Almoloya Project in Chihuahua State of Mexico, Western’s lease of office premises at 2050 — 111 West Georgia Street, Vancouver British Columbia, all furniture, equipment, information, materials and other assets of Western located at 2050 — 1111 West Georgia Street, Vancouver, B.C. V6E 4M3 and Western’s logo, whether owned or leased, but specifically excluding all documents, records, data and other information, whether in written or electronic form, and any other materials or assets relating to the business, properties and affairs of Western other than with respect to the Carmacks and Almoloya projects, provided that Western will provide to Glamis a limited licence to permit Glamis to use Western’s logo for a limited period of time not to exceed six months after the Effective Date in association with Western’s operations after the Effective Date in order for Glamis to effect an orderly transition of such operations;
BCBCA means the Business Corporations Act (British Columbia) as now enacted and as amended from time to time;
Business Day means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia;
Cash means $38.76 million, subject to adjustment as follows:

(a) the amount of cash will be reduced by any excess costs incurred by Western over the amount described as “Western Costs” in the budget (the “Budget”) set forth in Schedule W-F of the Letter Agreement;
(b) the amount of cash will be increased by the amount by which the Western Costs incurred by Western under the Budget are less than the budgeted amount of the Western Costs, so long as Western has met its obligations under §5.2(a) of the Arrangement Agreement;
(c) if the Western Costs exceed the budgeted amount for such costs in the Budget due to the time of completion of the Arrangement being later than May 31, 2006, the amount of cash transferred to Western Copper will be reduced as set forth in (a) above; and
(d) the amount of cash will be increased by $0.88 for each Western Stock Option that is exercised and for which payment is received by Western prior to the Effective Date;
Class A Shares means the class A common shares without par value in the authorized share structure of Western which are to be created in accordance with the Plan of Arrangement;
Class B Shares means the Western Shares, once they have been redesignated as class B common shares and to which have been attached a preferential right with respect to the payment of dividends in accordance with this Plan of Arrangement;
Court means the Supreme Court of British Columbia;
Depository means Computershare Investor Services Inc.;
Dissent Right means the right of dissent and appraisal provided for in Article 5 hereto;
Dissenter means a Western Shareholder who has exercised a Dissent Right and who is ultimately entitled to be paid the fair value of Western Shares held by such Western Shareholder;
“Dissenting Shares” will have the meaning ascribed to it in §5.2;
Effective Date means the filing date stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;
Effective Time means the time stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;
Exchange Ratio means 0.688 of a Glamis Share for each one Class A Share;

Final Order means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
Glamis means Glamis Gold Ltd.;
Glamis Shares means the common shares without par value in the authorized share structure of Glamis;
“Glamis New Options” means share purchase options of Glamis that will be issued by Glamis in accordance with this Plan of Arrangement;
Interim Order means the interim order of the Court providing for, among other things, the calling and holding of the Western Meeting, as the same may be amended;
Letter Agreement means the letter agreement between Glamis and Western dated February 23, 2006 pertaining to the Transaction;
NYSE means the New York Stock Exchange Inc.;
Plan of Arrangement means this plan of arrangement as amended or supplemented from time to time.
Registrar means the Registrar under the BCBCA;
Stock Exchanges means the TSX, the NYSE, and Amex;
Tax Act means the Income Tax Act (Canada), as amended;
TSX means The Toronto Stock Exchange;
Western means Western Silver Corporation, a company existing under the laws of the Province of British Columbia;
Western Arrangement Resolution means the special resolution approving the Arrangement Agreement and this Plan of Arrangement to be considered at the Western Meeting;
Western Copper means Western Copper Corporation, a British Columbia company;
Western Copper Class A Shares means the class A shares, par value $0.00001 each, in the authorized share structure of Western Copper;
Western Copper Share means a common share without par value in the authorized share structure of Western Copper;
Western Copper Options means the share purchase options that will be issued by Western Copper in accordance with this Plan of Arrangement;

Western Meeting means the special meeting of Western Shareholders to be held to consider the Western Arrangement Resolution, including any adjournment or adjournments thereof;
Western Share Option Plan means Western’s 2005 Stock Option Plan dated effective April 4, 2005;
Western Shareholders means the holders from time to time of Western Shares;
Western Shares means the common shares without par value in the authorized share structure of Western; and
Western Stock Option means any option to acquire Western Shares that was granted under the Western Share Option Plan and is outstanding immediately prior to the Effective Date.
1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a) the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;
(b) the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;
(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;
(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;
(e) the word “including” means “including, without limiting the generality of the foregoing”;
(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and
(g) all references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT
2.1 This Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.
2.2 This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, Glamis, Western, Western Copper and the Western Shareholders, from and after the Effective Time.
ARTICLE 3
ARRANGEMENT
3.1 At the Effective Time, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following order without any further act or formality.
(a) the authorized share structure of Western will be amended by redesignating the Western Shares as Class B Shares and attaching a preferential right with respect to the payment of dividends and the Notice of Articles of Western will be amended accordingly;
(b) the authorized share structure of Western will be amended by the creation of 100,000,000 Class A Shares and the Notice of Articles and Articles of Western will be amended accordingly;
(c) Western will transfer the Assets to Western Copper and in consideration therefore Western Copper will issue to Western, as fully paid and non-assessable, that number of Western Copper Shares equal to the number of Western Shares issued and outstanding immediately before the Effective Time, other than those held by Dissenters;
(d) each issued Class B Share, other than those held by Dissenters, will be exchanged for one Class A Share and one Western Copper Share acquired by Western in accordance with §(c);
(e) each issued Class B Share held by Dissenters (for greater certainty, being Western Shareholders who have duly complied with the Dissent Procedures and are ultimately entitled to be paid for their Dissenting Shares) will be acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with Article 5 in respect of the Dissenting Shares;
(f) each issued Class B Share acquired by Western Copper in accordance §(e) with will be exchanged for one Class A Share;
(g) the capital of Western for the Class A Shares will be the amount equal to the capital of Western for the Class B Shares, less the fair market value of the Western

Copper Shares distributed to Western Shareholders, other than Dissenters, pursuant to §(d) and the paid-up capital of Western will be reduced accordingly;
(h) the Class B Shares will be cancelled;
(i) each issued Class A Share will be exchanged for 0.688 of a Glamis Share;
(j) each Western Stock Option outstanding immediately before the Effective Date will be exchanged for:
(i) a stock option to be issued by Glamis (a “Glamis New Option”) pursuant to which the holder of the Western Stock Option will be entitled to receive, upon exercise of the Glamis New Option, that number of Glamis Shares that is equal to the number of Western Shares that was issuable upon exercise of Western Stock Option immediately before the Effective Time multiplied by the Exchange Ratio, and the exercise price per Glamis Share to be issued will, subject to adjustment described below, be equal to the quotient obtained by dividing the exercise price per share of the related Western Stock Option in effect immediately prior to the Effective Time, less $0.88, by the Exchange Ratio; and
(ii) an option (a “Western Copper Option”) pursuant to which the holder of the Western Stock Option will be entitled to acquire that number of Western Copper Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time at an exercise price per Western Copper Share of $0.88.
All Glamis New Options being exercised by a holder will be aggregated to produce the maximum number of whole Glamis Shares and if an entitlement to a fractional Glamis Share results from the exercise, the number of Glamis Shares to be issued will be rounded down to the next whole number of Glamis Shares. Save and except as otherwise agreed to by Glamis or Western Copper, as the case may be, and the holders of Western Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable Laws, and all other terms and conditions of the Glamis New Options and the Western Copper Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Stock Option. Glamis and Western Copper will reserve a sufficient number of Glamis Shares and Western Copper Shares, respectively, for issue upon exercise of the Glamis New Options and Western Copper Options, provided, however, that the right to exercise such options will be subject to applicable regulatory and shareholder approvals;
(k) Western Copper will redeem the Western Copper Class A Voting Shares at par and such shares will be cancelled;
(l) no fractional Glamis Share will be issued in connection with the exchange in §3.1(i), but rather shareholders entitled to a fractional Glamis Share will receive cash in lieu thereof based on one whole Glamis Share being valued at $34.73;

(m) the names of Western Shareholders, other than Glamis, will be removed from the central securities register of Western;
(n) Glamis will become the holder of all Class A Shares and the central securities register of Western will be revised accordingly; and
(o) the exchanges and cancellations provided for in this §3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
3.2 Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of Western, Glamis and Western Copper agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers and transfer of the Assets.
ARTICLE 4
CERTIFICATES
4.1 After the Effective date, certificates formerly representing Western Shares which are held by a Western Shareholder will, except for Western Shares held by Dissenters, represent only the right to receive certificates representing Glamis Shares and Western Copper Shares, all in accordance with the terms of the Arrangement.
4.2 No dividends or other distributions declared or made after the Effective Date with respect to the Glamis Shares or Western Copper Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Western Shares which, immediately prior to the Effective Date, represented outstanding Western Shares and will not be payable until the surrender of certificates for Western Shares for exchange for Glamis Shares and Western Copper Shares in accordance with the terms of this Plan of Arrangement.
4.3 As soon as reasonably practicable after the Effective Date, the Depository will forward to each Western Shareholder, at the address of such Western Shareholder as it appears on the appropriate register for such securities, a letter of transmittal (a “Transmittal Letter”) and instructions for obtaining delivery of the certificate or certificates representing the Glamis Shares and Western Copper Shares allotted and issued to such holder pursuant to the Arrangement. Western Shareholders may take delivery of the certificate or certificates representing the Glamis Shares and Western Copper Shares allotted and issued to them by delivering the certificates representing Western Shares formerly held by them to the Depository at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depository may require. Certificates representing the Glamis Shares and Western Copper Shares issued to such Western Shareholder will be registered in such name or names and delivered to such address or addresses as such Western Shareholder may direct in such Transmittal Letter as soon as reasonably practicable after receipt by the Depository of the required certificates and documents.
4.4 Any certificate which immediately prior to the Effective Date represented outstanding Western Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Western, Glamis, Western Copper or the Depository.
4.5 In the event any certificate, which immediately before the Effective Time represented one or more outstanding Western Shares that were exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Glamis Shares (and a cheque for any cash in lieu of fractional Glamis Shares pursuant to §3.1(l) and a certificate representing Western Copper Shares, deliverable in accordance with such holder’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Glamis Shares and cash, as applicable, and Western Copper Shares are or is to be issued or delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Glamis and Western Copper and their respective transfer agents in such sum as Glamis and Western Copper may direct or otherwise indemnify Glamis and Western Copper in a manner satisfactory to them, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.
ARTICLE 5
RIGHTS OF DISSENT AND APPRAISAL
5.1 Notwithstanding §3.1, holders of Western Shares may exercise rights of dissent (the “Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in Sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”), subject to the provisions of this Article 5.
5.2 Western Shareholders who duly exercise Dissent Rights with respect to their Western Shares (“Dissenting Shares”) and who are ultimately:
(a) entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares which have been redesignated as Class B Shares to Western Copper in accordance with §3.1; or
(b) not entitled for any reason to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Western Shareholder and will receive Glamis Shares and Western Copper Shares on the same basis as every other non-dissenting Western Shareholder;
but in no case will Western be required to recognize such persons as holding Western Shares on or after the Effective Date.

5.3 If a Western Shareholder exercises the Dissent Right, Glamis and Western Copper will on the Effective Date set aside a number of Glamis Shares and Western Copper Shares, respectively, which is attributable under the Arrangement to the Western Shares for which Dissent Rights have been exercised. If the dissenting Western Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders and Glamis and Western will be deemed to have distributed to such Western Shareholder the Glamis Shares and Western Copper Shares that the Western Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Western Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Western Copper will pay the amount to be paid in respect of the Dissenting Shares and in consideration therefor, Western Copper will be deemed to have acquired the Dissenting Shares which have been redesignated as Class B Shares in accordance with §3.1 and will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders (except that Western Copper will not be entitled to receive Western Copper Shares) and Glamis will be deemed to have distributed to Western Copper the Glamis Shares that Western Copper is entitled to receive in exchange for the Dissenting Shares which have been redesignated as Class B Shares and exchanged for Class A Shares in accordance with §3.1 pursuant to the terms of the Arrangement. In addition, Western Copper will pay Western 3.5815% of the direct out of pocket costs incurred by Western in dealing with the Dissent Procedures.
ARTICLE 6
EFFECT OF THE ARRANGEMENT
6.1 As at and from the Effective Time:
(a) Western will be a wholly-owned subsidiary of Glamis;
(b) Western will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and Assets to be transferred to Western Copper as part of the Arrangement;
(c) the rights of creditors against the property and interests of Western will be unimpaired by the Arrangement;
(d) Western Shareholders, other than Dissenters, will hold Glamis Shares and Western Copper Shares in replacement for their Western Shares, as provided by the Plan of Arrangement; and
(e) the holders of Western Stock Options will be entitled on exercise of their Western Stock Options to receive Glamis Shares and will be entitled to receive Western Copper Options as provided by this Plan of Arrangement.
6.2 Glamis, Western, Western Copper and the Depository will be entitled to deduct and withhold from any consideration payable to any holder of Western Shares, such amounts as Glamis, Western, Western Copper or the Depository is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Depository is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Glamis, Western, Western Copper or the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement, and Glamis, Western, Western Copper or the Depository will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.
ARTICLE 7
AMENDMENTS
7.1 Glamis, Western and Western Copper reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.
7.2 Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Glamis, Western and Western Copper at any time prior to the Western Meeting with or without any other prior notice or communication to Western Shareholders, and if so proposed and accepted by Western Shareholders voting at the Western Meeting, will become part of this Plan of Arrangement for all purposes. Subject to §7.3, if such amendment, modification or supplement is made following the Western Meeting, it shall be approved by the Court and, if required by the Court, communicated to the Western Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.
7.3 Any amendment, modification or supplement to this Plan of Arrangement may be made by Glamis, Western and Western Copper without approval of the Western Shareholders provided that it concerns a matter which, in the reasonable opinion of Glamis, Western and Western Copper, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Western Shareholders.
ARTICLE 8
TERMINATION
8.1 This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE 2
REPRESENTATIONS AND WARRANTIES OF WESTERN
               Western hereby represents and warrants to Glamis (and acknowledges that Glamis is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:
(a) Organization: Each of Western and the Western Subsidiaries
(i) has been duly incorporated or formed under applicable Law, is validly existing and has full corporate or legal power and authority to own or lease its properties or interests therein and conduct its business as presently owned and conducted, and
(ii) to the best of the knowledge of Western after due inquiry, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties or interests therein, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Western on a consolidated basis,
(b) Corporate Structure: Western’s corporate structure and shareholdings in the Western Subsidiaries and other corporations in which Western has an interest are as depicted on the chart forming Schedule 5 and all of the outstanding shares of capital stock and other ownership interests of Western and the Western Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests in the Western Subsidiaries owned directly or indirectly by Western are owned free and clear of all Material liens, Claims or Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of the Western Subsidiaries;
(c) Capitalization: As of January 31, 2006, there were 48,600,581 Western Shares issued and outstanding and up to a maximum of 2,659,000 Western Shares may be issued pursuant to outstanding Western Stock Options at prices between $1.00 and $10.25 per share. Except as described in the immediately preceding sentence, there are no other issued or outstanding securities of Western and there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Western or any Western Subsidiary to issue or sell any shares in the capital of Western or in any of the Western Subsidiaries or other securities or obligations of any kind convertible into or exchangeable for any shares in the capital of Western or in any of the Western Subsidiaries, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Western or any Western Subsidiary;

(d) Authority: Western has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Western and the consummation by Western of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on the part of Western, save and except for the Western Shareholder Approval, are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Western and constitutes a valid and binding obligation of Western, enforceable against Western in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting or relating to creditors’ rights generally and as such enforceability is subject to general principles of equity. The execution and delivery by Western of this Agreement and the performance by it of its obligations hereunder and the completion of the Transaction, will not;
(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of
(A) its certificate of incorporation, notice of articles, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any of the Western Subsidiaries,
(B) any Law, regulation, order, judgment or decree, or
(C) any Material contract, agreement, license, franchise or permit to which Western or any of the Western Subsidiaries is bound or is subject or is the beneficiary, other than Western’s office lease as a result of the change of control of Western
(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available, or
(iii) result in the imposition of any Encumbrance, charge or lien upon any of its assets or the assets of any of the Western Subsidiaries, or restrict, hinder, impair or limit the ability of Western or any of the Western Subsidiaries to carry on the business of Western or any of the Western Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future;
(e) Impediments: Other than in connection with or in compliance with the provisions of Securities Laws, the BCBCA and the rules of the TSX and Amex and receipt of the Western Shareholder Approval, (i) there are, or will as at the Effective Date be, no legal restrictions to the consummation by Western of the transactions contemplated by this Agreement or the performance by Western of its obligations hereunder and (ii) no filing or registration by Western with, or authorization, consent or approval of, any domestic or foreign public body or authority is, or will as at the Effective Date be, necessary in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Western;
(f) Financial Statements and Information: The Western Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied, and fairly represent, in all Material respects, the status and affairs of Western at the respective dates indicated and the results of operations of Western (on a consolidated basis) for the periods covered;
(g) Public Record: Western has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Laws and, as of their respective dates, the documents and materials comprising the Western Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all Material respects with all Securities Laws;
(h) Books and Records: All financial transactions of Western and the Western Subsidiaries have been recorded in the financial books and records of Western and each Western Subsidiary, as applicable, in accordance with good business practice, and such financial books and records accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of Western and the Western Subsidiaries shown in the Western Financial Statements. Western and the Western Subsidiaries have not entered into and are not parties to any Material financial transaction which is not reflected in the Financial Statements. No information, records or systems pertaining to the operation or administration of the business of Western and the Western Subsidiaries are in the possession of, recorded, stored, maintained by or otherwise dependent upon any Person other than Western and the Western Subsidiaries;
(i) Absence of Changes: Since December 31, 2005, and except as has been publicly disclosed in any document comprised in the Western Disclosure Documents up to the date hereof
(i) Western and the Western Subsidiaries have conducted their respective businesses in the ordinary and usual course,
(ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) Material to Western or any of the Western Subsidiaries has been suffered or incurred, and
(iii) there has not been any Material Adverse Change with respect to Western or any of the Western Subsidiaries and there is no information known to the officers of Western or of any Western Subsidiary regarding any event, circumstance or action taken or failed to be taken which may reasonably be expected to have (alone or together with other adverse changes) a Material Adverse Effect on Western or the Western Subsidiaries;

(j) Material Contracts: Western has made available to Glamis true and complete copies of all Material Contracts relating to Western and the Western Subsidiaries. Such agreements do not contain any “change of control” provisions which would be triggered or effected by the Transaction. Each of Western and the Western Subsidiaries has performed in all Material respects the obligations required to be performed by it and is entitled to all benefits under the Material Contracts. None of Western or the Western Subsidiaries has violated or breached, in any Material respect, any of the terms or conditions of the Material Contracts and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Western or any of the Western Subsidiaries under any of the Material Contracts. None of Western or the Western Subsidiaries is a party to or bound by any agreement containing any standstill, restrictive covenant or similar provision that would restrict or limit its right to acquire or hold any asset, carry on any business or activity, solicit business from any Person or in any geographical area, or otherwise to conduct its business as it may determine;
(k) Employment Agreements and Benefit Plans: Except as set out in the Western Disclosure Documents or as otherwise disclosed to Glamis in writing
(i) none of Western or the Western Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement or obligation, with, any Person which provides any severance or termination payments which would exceed what any Person would be entitled to under applicable Laws,
(ii) Western has made available to Glamis true and complete copies of all of the respective terms of its benefit plans,
(iii) each such benefit plan has been maintained and administered in Material compliance with its terms and is, to the extent required by applicable Law or Contract, fully funded without any deficit or unfunded actuarial liability or adequate provision therefor having been made,
(iv) all required employer contributions in respect of such benefit plans have been made,
(v) all such benefit plans are in compliance with applicable Laws, rules, regulations and policies (including those as to registration or other qualification),
(vi) there are no pending, or to the knowledge of Western, anticipated or threatened Claims against or involving any of the benefit plans, and
(vii) all contributions, reserves or premium payments required or provided for have been made under all such benefit plans;
(l) Compliance with Law: To the best of the knowledge of Western after due enquiry, each of Western and the Western Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Western and without limitation, Western and the Western Subsidiaries hold all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted;
(m) Litigation, etc.: Save and except as described in the Western Financial Statements or as otherwise disclosed to Glamis in writing, Western is not aware of any Claim, proceeding or investigation pending or, to the knowledge of Western, threatened against or relating to Western or any of the Western Subsidiaries or affecting any of their properties or assets before any court or Governmental Entity or regulatory authority or body that, if adversely determined, would individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Western, nor does Western have any knowledge of any basis for any such Claim, proceeding or investigation. Neither Western nor any of the Western Subsidiaries is subject to any outstanding order, writ, injunction or decree that would, individually or in the aggregate, have a Material Adverse Effect on Western;
(n) Real Property: Except as described in the Western Disclosure Documents, none of Western or the Western Subsidiaries owns or leases or has agreed to acquire or lease any real property or interest in real property ( the real property described therein being referred to as the “Real Property”). Western or the Western Subsidiaries have the exclusive right to possess, use and occupy, and as applicable, have good and marketable title in fee simple to, all the Real Property, free and clear of all Encumbrances, easements or other restrictions of any kind other than for Permitted Encumbrances. All buildings, structures, improvements and appurtenances situated on the Real Property are in good operating condition and in a state of good maintenance and repair, are adequate and suitable for the purposes for which they are currently being used and Western has adequate rights of ingress and egress for the operation of its business in the ordinary course with such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Western. None of the buildings, structures, improvements or appurtenances located on the Real Property (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any federal, provincial or municipal law, ordinance, rule or regulation, or encroaches on any property owned by others, other than violations or encroachments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on the current use of such property;
(o) Mineral Properties:
(i) Western and the Western Subsidiaries own those interests, rights and obligations with respect to material mineral properties and other assets as are described in Western’s Annual Information Form for the year ended September 30, 2005; and
(ii) With respect to any mineral or other properties which Western or the Western Subsidiaries owns or controls or in which it has an interest, Western and the Western Subsidiaries hold good and marketable title to all such properties and interests free and clear of any Claim, Encumbrance, royalty or other right of any third party, and neither Western nor the Western Subsidiaries are contractually liable in respect of their mineral and other properties for any cash payments, the issuance of Western Shares or other consideration, save and except as described in the Western Financial Statements;
(p) Environmental: Save and except as described in the Western Disclosure Documents:
(i) the operation of the business of each of Western and the Western Subsidiaries, the property and assets owned or used by Western and the Western Subsidiaries and the use, maintenance and operation thereof have been and are in Material compliance with all Environmental Laws and their Environmental Approvals. Each of Western and the Western Subsidiaries has complied in all Material respects with all reporting and monitoring requirements under all Environmental Laws. All notices of non-compliance with any Environmental Laws or Environmental Approvals that have been received by Western and the Western Subsidiaries have been dealt with in accordance with the requirements of Environmental Laws or its Environmental Approvals, and none of Western and the Western Subsidiaries has ever been convicted of an offence for non-compliance with any Environmental Laws or Environmental Approvals or been fined or otherwise sentenced or settled any prosecution short of conviction;
(ii) each of Western and the Western Subsidiaries has obtained all Environmental Approvals necessary to conduct its business and to own, use and operate its properties and assets and the operation of the business of each of Western and the Western Subsidiaries, the property and assets owned by each of Western and the Western Subsidiaries and the use, maintenance and operation thereof have been and are in Material compliance with all Environmental Approvals;
(iii) each of Western and the Western Subsidiaries has at all times used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in Material compliance with all Environmental Laws and its Environmental Approvals and neither of them has been responsible for any Release, save and except in each case where the non-compliance or Release has been reported in accordance with Environmental Laws and its Environmental Approvals and remediated as required by such;
(iv) none of Western and the Western Subsidiaries is, and, to the knowledge of Western, there is no reasonable basis upon which Western or any of the Western Subsidiaries could become, responsible for any Material clean-up or corrective action under any Environmental Laws; and

(v) there have been no audits, assessments or studies carried out by any Governmental Entity with respect to environmental matters relating to Western or any of the Western Subsidiaries;
(q) Intellectual Property and Related Matters: All of the Intellectual Property owned or used by Western or any of the Western Subsidiaries at the date of this Agreement is in good standing, valid and adequate to permit Western and the Western Subsidiaries to conduct its or their business as presently conducted. No Person has been granted any interest in or right to use all or any portion of the Intellectual Property. The conduct of Western’s and the Western Subsidiaries’ business does not infringe upon the industrial or intellectual property rights, domestic or foreign, of any other Person. Western is not aware of a Claim of any infringement or breach of any industrial or intellectual property rights of any other Person, nor has it or any of the Western Subsidiaries received any notice that the conduct of its business, including the use of the Intellectual Property, infringes upon or breaches any industrial or Intellectual Property rights of any other Person, and Western, after due inquiry, has no knowledge of any infringement or violation of any of its rights in the Intellectual Property. Western is not aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property. Western or the Western Subsidiaries beneficially own or are lawfully entitled to use all Intellectual Property necessary to conduct the business currently or planned to be conducted by them;
(r) Insurance: Policies of insurance in force as of the date hereof naming Western or any of the Western Subsidiaries as an insured adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of the business of Western and the Western Subsidiaries as would be customary in respect of the businesses carried on by Western and the Western Subsidiaries. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of completing the Transaction;
(s) Tax Matters: Except for matters described in the Western Disclosure Documents:
(i) all Tax Returns required to be filed by or on behalf of Western or any Western Subsidiary have been duly filed on a timely basis and such Tax Returns are true, complete and correct. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Western or any of the Western Subsidiaries with respect to items or periods covered by such Returns;
(ii) Western has paid or provided adequate accruals in its financial statements of the year ended dated September 30, 2005 for Taxes, including income Taxes and related deferred Taxes, in conformity with generally accepted accounting principles applicable in Canada;
(iii) for all periods ending after December 31, 2002, Western has made available to Glamis true and complete copies of relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by

Western or any of the Western Subsidiaries or on behalf of Western or any of the Western Subsidiaries relating to Taxes; and
(iv) no deficiencies exist or have been asserted with respect to Taxes of Western or any of the Western Subsidiaries. Neither Western nor any of the Western Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Western or any of the Western Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Western or any Western Subsidiary. Except for routine audits which have not resulted in any reassessment, which have resulted in reassessments which have been paid in full or which are now beyond limitation periods for reassessment, the Tax Returns of Western and any Material Subsidiary of Western have never been audited by a government or taxing authority, nor is any such audit in progress or to the knowledge of Western, pending or threatened;
(t) United States Relationships: To Western’s knowledge and as at February 21, 2006, the level of ownership by registered holders of Western Shares resident in the United States is at least 19.5% of the outstanding Western Shares. The term “U.S. Holder” means any security holder resident in the United States as of the date hereof;
(u) Corrupt Practices: There have been no actions taken by Western, any of the Western Subsidiaries or any of their Affiliates which are in violation of the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada) or any similar legislation of another jurisdiction;
(v) Confidentiality Agreements: Western has not negotiated any Acquisition Proposal with any Person who has not entered into a confidentiality agreement and has not waived any “standstill” provisions in any such agreement, and no such agreement contains any provision currently in effect which would require Western to pay any break fee or similar payment to any Person, other than Glamis pursuant to this Agreement;
(w) Bonds, Etc.: Western and the Western Subsidiaries do not have any outstanding bonds, debentures, notes or other debt, other than trade creditors in the ordinary course; and
(x) Working Capital: As at December 31, 2005, Western had positive working capital of approximately $54.0 million

SCHEDULE 3
REPRESENTATIONS AND WARRANTIES OF GLAMIS
          Glamis hereby represents and warrants to Western (and acknowledges that Western is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:
(a) Organization: Each of Glamis and the Glamis Subsidiaries
(i) has been duly incorporated or formed under applicable Law, is validly existing and has full corporate or legal power and authority to own or lease its properties or interests therein and conduct its business as presently owned and conducted, and
(ii) to the best of the knowledge of Glamis after due inquiry, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties or interests therein, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Glamis on a consolidated basis;
(b) Corporate Structure: Glamis’ corporate structure and shareholdings in the Glamis Subsidiaries and other corporations in which Glamis has an interest are as depicted on the chart forming Schedule 6 and all of the outstanding shares of capital stock and other ownership interests of Glamis and the Glamis Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests in the Glamis Subsidiaries owned directly or indirectly by Glamis are owned free and clear of all Material liens, Claims or Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of the Glamis Subsidiaries;
(c) Capitalization: As of January 31, 2006, there were 131,927,777 Glamis Shares issued and outstanding and up to a maximum of 3,062,353 Glamis Shares may be issued pursuant to outstanding stock options and share appreciation rights of Glamis at prices ranging from $5.60 to $25.25 . Except as described in the immediately preceding sentence, there are no other issued or outstanding securities of Glamis and there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Glamis or any Glamis Subsidiary to issue or sell any shares in the capital of Glamis or in any of the Glamis Subsidiaries or other securities or obligations of any kind convertible into or exchangeable for any shares in the capital of Glamis or in any of the Glamis Subsidiaries, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Glamis or any Glamis Subsidiary;

(d) Authority: Glamis has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Glamis and the consummation by Glamis of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on the part of Glamis are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Glamis and constitutes a valid and binding obligation of Glamis, enforceable against Glamis in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or similar laws affecting or relating to creditors’ rights generally and as such enforceability is subject to general principles of equity. The execution and delivery by Glamis of this Agreement and the performance by it of its obligations hereunder and the completion of the Transaction, will not;
(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of
(A) its certificate of incorporation, notice of articles, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any of the Glamis Subsidiaries,
(B) any Law, regulation, order, judgment or decree, or
(C) any Material contract, agreement, license, franchise or permit to which Glamis or any of the Glamis Subsidiaries is bound or is subject or is the beneficiary,
(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available, or
(iii) result in the imposition of any Encumbrance, charge or lien upon any of its assets or the assets of any of the Glamis Subsidiaries, or restrict, hinder, impair or limit the ability of Glamis or any of the Glamis Subsidiaries to carry on the business of Glamis or any of the Glamis Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future;
(e) Impediments: Other than in connection with or in compliance with the provisions of Securities Laws, the BCBCA and the rules of the TSX and NYSE, (i) there are, or will as at the Effective Date be, no legal restrictions to the consummation by Glamis of the transactions contemplated by this Agreement or the performance by Glamis of its obligations hereunder and (ii) no filing or registration by Glamis with, or authorization, consent or approval of, any domestic or foreign public body or authority is, or will as at the Effective Date be, except for filings that may be required under the Federal Economic Competition Act of Mexico, necessary in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Glamis;
(f) Financial Statements and Information: The Glamis Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied, and fairly represent, in all Material respects, the status and affairs of Glamis at the respective dates indicated and the results of operations of Glamis (on a consolidated basis) for the periods covered;
(g) Public Record: Glamis has filed all required reports, statements, forms and other documents required to be filed by it in accordance with applicable Laws and, as of their respective dates, the documents and materials comprising the Glamis Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all Material respects with all Securities Laws;
(h) Books and Records: All financial transactions of Glamis and the Glamis Subsidiaries have been recorded in the financial books and records of Glamis and each Glamis Subsidiary, as applicable, in accordance with good business practice, and such financial books and records accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of Glamis and the Glamis Subsidiaries shown in the Glamis Financial Statements. Glamis and the Glamis Subsidiaries have not entered into and are not parties to any Material financial transaction which is not reflected in the Financial Statements. No information, records or systems pertaining to the operation or administration of the business of Glamis and the Glamis Subsidiaries are in the possession of, recorded, stored, maintained by or otherwise dependent upon any Person other than Glamis and the Glamis Subsidiaries;
(i) Absence of Changes: Since December 31, 2005, and except as has been publicly disclosed in any document comprised in the Glamis Disclosure Documents up to the date hereof
(i) Glamis and the Glamis Subsidiaries have conducted their respective businesses in the ordinary and usual course,
(ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) Material to Glamis or any of the Glamis Subsidiaries has been suffered or incurred, and
(iii) there has not been any Material Adverse Change with respect to Glamis or any of the Glamis Subsidiaries and there is no information known to the officers of Glamis or of any Glamis Subsidiary regarding any event, circumstance or action taken or failed to be taken which may reasonably be expected to have (alone or together with other adverse changes) a Material Adverse Effect on Glamis or the Glamis Subsidiaries;

(j) Material Contracts: Glamis has made available to Glamis true and complete copies of all Material Contracts relating to Glamis and the Glamis Subsidiaries. Such agreements do not contain any “change of control” provisions which would be triggered or effected by the Transaction. Each of Glamis and the Glamis Subsidiaries has performed in all Material respects the obligations required to be performed by it and is entitled to all benefits under the Material Contracts. None of Glamis or the Glamis Subsidiaries has violated or breached, in any Material respect, any of the terms or conditions of the Material Contracts and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Glamis or any of the Glamis Subsidiaries under any of the Material Contracts. None of Glamis or the Glamis Subsidiaries is a party to or bound by any agreement containing any standstill, restrictive covenant or similar provision that would restrict or limit its right to acquire or hold any asset, carry on any business or activity, solicit business from any Person or in any geographical area, or otherwise to conduct its business as it may determine;
(k) Compliance with Law: To the best of the knowledge of Glamis after due enquiry, each of Glamis and the Glamis Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Glamis and without limitation, Glamis and the Glamis Subsidiaries hold all permits, licences and approvals required for the operation of their business as is now being and has previously been conducted;
(l) Litigation, etc.: Save and except as described in the Glamis Financial Statements or as otherwise disclosed to Western in writing, Glamis is not aware of any Claim, proceeding or investigation pending or, to the knowledge of Glamis, threatened against or relating to Glamis or any of the Glamis Subsidiaries or affecting any of their properties or assets before any court or Governmental Entity or regulatory authority or body that, if adversely determined, would individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Glamis, nor does Glamis have any knowledge of any basis for any such Claim, proceeding or investigation. Neither Glamis nor any of the Glamis Subsidiaries is subject to any outstanding order, writ, injunction or decree that would, individually or in the aggregate, have a Material Adverse Effect on Glamis;
(m) Real Property: Except as described in the Glamis Disclosure Documents, none of Glamis or the Glamis Subsidiaries owns or leases or has agreed to acquire or lease any real property or interest in real property ( the real property described therein being referred to as the “Real Property”). Glamis or the Glamis Subsidiaries have the exclusive right to possess, use and occupy, and as applicable, have good and marketable title in fee simple to, all the Real Property, free and clear of all Encumbrances, easements or other restrictions of any kind other than for Permitted Encumbrances. All buildings, structures, improvements and appurtenances situated on the Real Property are in good operating condition and in a state of good maintenance and repair, are adequate and suitable for the purposes for which they are currently being used and Glamis has adequate rights of ingress and egress for the operation of its business in the ordinary course with such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Glamis. None of the buildings, structures, improvements or appurtenances located on the Real Property (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any federal, provincial or municipal law, ordinance, rule or regulation, or encroaches on any property owned by others, other than violations or encroachments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on the current use of such property;
(n) Mineral Properties:
(i) Glamis and the Glamis Subsidiaries own those interests, rights and obligations with respect to material mineral properties and other assets as are described in Glamis’s Annual Information Form for the year ended December 31, 2005; and
(ii) With respect to any mineral or other properties which Glamis or the Glamis Subsidiaries owns or controls or in which it has an interest, Glamis and the Glamis Subsidiaries hold title to all such properties and interests free and clear of any Claim, Encumbrance, royalty or other right of any third party, and neither Glamis nor the Glamis Subsidiaries are contractually liable in respect of their mineral and other properties for any cash payments, the issuance of Glamis Shares or other consideration, save and except as described in the Glamis Financial Statements;
(o) Environmental: Save and except as described in the Glamis Disclosure Documents:
(i) the operation of the business of each of Glamis and the Glamis Subsidiaries, the property and assets owned or used by Glamis and the Glamis Subsidiaries and the use, maintenance and operation thereof have been and are in Material compliance with all Environmental Laws and their Environmental Approvals. Each of Glamis and the Glamis Subsidiaries has complied in all Material respects with all reporting and monitoring requirements under all Environmental Laws. All notices of non-compliance with any Environmental Laws or Environmental Approvals that have been received by Glamis and the Glamis Subsidiaries have been dealt with in accordance with the requirements of Environmental Laws or its Environmental Approvals, and none of Glamis and the Glamis Subsidiaries has ever been convicted of an offence for non-compliance with any Environmental Laws or Environmental Approvals or been fined or otherwise sentenced or settled any prosecution short of conviction;
(ii) each of Glamis and the Glamis Subsidiaries has obtained all Environmental Approvals necessary to conduct its business and to own, use and operate its properties and assets and the operation of the business of each of Glamis and the Glamis Subsidiaries, the property and assets owned by each of Glamis and the Glamis Subsidiaries and the use, maintenance and operation thereof have been and are in Material compliance with all Environmental Approvals;
(iii) each of Glamis and the Glamis Subsidiaries has at all times used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in Material compliance with all Environmental Laws and its Environmental Approvals and neither of them has been responsible for any Release, save and except in each case where the non-compliance or Release has been reported in accordance with Environmental Laws and its Environmental Approvals and remediated as required by such;
(iv) none of Glamis and the Glamis Subsidiaries is, and, to the knowledge of Glamis, there is no reasonable basis upon which Glamis or any of the Glamis Subsidiaries could become, responsible for any Material clean-up or corrective action under any Environmental Laws; and
(v) there have been no audits, assessments or studies carried out by any Governmental Entity with respect to environmental matters relating to Glamis or any of the Glamis Subsidiaries;
(p) Intellectual Property and Related Matters: All of the Intellectual Property owned or used by Glamis or any of the Glamis Subsidiaries at the date of this Agreement is in good standing, valid and adequate to permit Glamis and the Glamis Subsidiaries to conduct its or their business as presently conducted. No Person has been granted any interest in or right to use all or any portion of the Intellectual Property. The conduct of Glamis’ and the Glamis Subsidiaries’ business does not infringe upon the industrial or intellectual property rights, domestic or foreign, of any other Person. Glamis is not aware of a Claim of any infringement or breach of any industrial or intellectual property rights of any other Person, nor has it or any of the Glamis Subsidiaries received any notice that the conduct of its business, including the use of the Intellectual Property, infringes upon or breaches any industrial or Intellectual Property rights of any other Person, and Glamis, after due inquiry, has no knowledge of any infringement or violation of any of its rights in the Intellectual Property. Glamis is not aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property. Glamis or the Glamis Subsidiaries beneficially own or are lawfully entitled to use all Intellectual Property necessary to conduct the business currently or planned to be conducted by them;
(q) Insurance: Policies of insurance in force as of the date hereof naming Glamis or any of the Glamis Subsidiaries as an insured adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of the business of Glamis and the Glamis Subsidiaries as would be customary in respect of the businesses carried on by Glamis and the Glamis Subsidiaries;
(r) Tax Matters: Except for matters described in the Glamis Disclosure Documents:
(i) all Tax Returns required to be filed by or on behalf of Glamis or any Glamis Subsidiary have been duly filed on a timely basis and such Tax Returns are true, complete and correct. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Glamis or any of the Glamis Subsidiaries with respect to items or periods covered by such Returns;
(ii) Glamis has paid or provided adequate accruals in its financial statements of the year ended dated September 30, 2005 for Taxes, including income Taxes and related deferred Taxes, in conformity with generally accepted accounting principles applicable in Canada;
(iii) for all periods ending on and after December 31, 2002, Glamis has made available to Western true and complete copies of relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Glamis or any of the Glamis Subsidiaries or on behalf of Glamis or any of the Glamis Subsidiaries relating to Taxes; and
(iv) no deficiencies exist or have been asserted with respect to Taxes of Glamis or any of the Glamis Subsidiaries. Neither Glamis nor any of the Glamis Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Glamis or any of the Glamis Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Glamis or any Glamis Subsidiary. Except for routine audits which have not resulted in any reassessment, which have resulted in reassessments which have been paid in full or which are now beyond limitation periods for reassessment, the Tax Returns of Glamis and any Material Subsidiary of Glamis have never been audited by a government or taxing authority, nor is any such audit in progress, or to the knowledge of Glamis, pending or threatened;
(s) Corrupt Practices: There have been no actions taken by Glamis, any of the Glamis Subsidiaries or any of their Affiliates which are in violation of the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada) or any similar legislation of another jurisdiction; and
(t) Working Capital: As at December 31, 2005, Glamis had positive working capital of approximately US$36.7 million.

SCHEDULE 4
REPRESENTATIONS AND WARRANTIES OF WESTERN COPPER
     Western Copper represents and warrants to Glamis and Western (and acknowledges that Glamis and Western are relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:
(u) Western Copper has been duly incorporated and is a valid and subsisting company under the provisions of the BCBCA;
(v) the authorized capital of Western Copper consists of an unlimited number of common shares without par value, none of which are issued, an unlimited number of Class A Voting shares, par value $0.00001 each, 100,000,000 of which are issued and outstanding as fully paid and non-assessable shares, and an unlimited number of preferred shares without par value, issuable in series, none of which are issued; and
(w) the information that will be contained in the Circular with respect to Western Copper will not contain an untrue statement of Material Fact and will not omit to state any Material Fact relating thereto required to be stated or which is necessary in order to make the statements made therein not misleading in light of the circumstances under which they were made.

SCHEDULE 5
ORGANIZATIONAL CHART OF WESTERN
See attached.

SCHEDULE W-A
WESTERN’S CORPORATE STRUCTURE

SCHEDULE 6
ORGANIZATIONAL CHART OF GLAMIS

SCHEDULE 7
DIRECTORS AND SENIOR OFFICERS OF WESTERN

Name	Position
Dale Corman	Chairman of the Board, Chief Executive Officer and Director
Thomas C. Patton	President, Chief Operating Officer and Director
Robert Gayton	Director
Klaus Zeitler	Director
David Williams	Director
Brent Kinney	Director
Lawrence Page, Q.C.	Director
Lee Bilheimer	Director
Jeffrey Giesbrecht	Vice-President, Legal and Secretary
Joseph Litnosky	Vice-President, Finance and Chief Financial Officer
Jonathan Clegg	Vice-President, Engineering
Gerald Prosalendis	Vice-President, Corporate Development